# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0001012975-26-000188
Filed by CIK 0000934639
Persons authorized to receive notices and communications: Maverick Capital, Ltd., Attn: Legal Department, 1900 N. Pearl Street, 20th Floor, Dallas, Texas (TX), 75201, (214) 880-4000

## Reporting persons
- MCV Management Company, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- Maverick Capital Management, LLC (CIK 0001286655): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- Maverick Ventures Investment Fund, L.P. (CIK 0001632191): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,953,692; sole dispositive power 0; shared dispositive power 4,953,692; aggregate amount beneficially owned 4,953,692 (2.3% of the class)
- Maverick Advisors Fund, L.P. (CIK 0001632167): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,115,342; sole dispositive power 0; shared dispositive power 3,115,342; aggregate amount beneficially owned 3,115,342 (1.4% of the class)
- Maverick Capital Ventures, LLC (CIK 0001632173): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- Maverick Silicon Fund, L.P. (CIK 0002055345): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Fund USA, Ltd. (CIK 0000913446): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Designated Investments Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Long Fund, Ltd. (CIK 0001979415): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Long Enhanced Fund, Ltd. (CIK 0001979196): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Fund II, Ltd. (CIK 0000851056): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maverick Capital, Ltd. (CIK 0000934639): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- Lee S. Ainslie III (CIK 0001286654): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- David B. Singer (CIK 0001240366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,069,034; sole dispositive power 0; shared dispositive power 8,069,034; aggregate amount beneficially owned 8,069,034 (3.6% of the class)
- Maverick Silicon, L.P.: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 218,196,891 Shares outstanding as of May 12, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026, and assume the exercise of options beneficially owned by certain of the Reporting Persons for an aggregate of 34,740 Shares.

Mr. Singer holds options immediately exercisable for 34,740 Shares. Maverick Ventures Fund has the right to receive the director compensation provided in respect of Mr. Singer's board service through a management fee offset.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto, none of the Reporting Persons has effected any transactions of securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 22, 2026, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of outstanding Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 99.4 Schedule A

## Signatures
- MCV Management Company, LLC: By Maverick Capital, Ltd., its Manager (05/26/2026)
- MCV Management Company, LLC: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- MCV Management Company, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Capital Management, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Ventures Investment Fund, L.P.: By Maverick Capital Ventures, LLC, its General partner (05/26/2026)
- Maverick Ventures Investment Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (05/26/2026)
- Maverick Advisors Fund, L.P.: By Maverick Capital Ventures, LLC, its General partner (05/26/2026)
- Maverick Advisors Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (05/26/2026)
- Maverick Capital Ventures, LLC: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Managing Partner (05/26/2026)
- Maverick Silicon Fund, L.P.: By Maverick Silicon Fund GP, LLC, its general partner (05/26/2026)
- Maverick Silicon Fund, L.P.: By Maverick Capital Management, LLC, its Managing Member (05/26/2026)
- Maverick Silicon Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Fund USA, Ltd.: By Maverick Capital Ltd, its Manager (05/26/2026)
- Maverick Fund USA, Ltd.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Fund USA, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Designated Investments Fund, L.P.: By Maverick Capital Ltd, its Manager (05/26/2026)
- Maverick Designated Investments Fund, L.P.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Designated Investments Fund, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Long Fund, Ltd.: By Maverick Capital Ltd, its Manager (05/26/2026)
- Maverick Long Fund, Ltd.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Long Fund, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Long Enhanced Fund, Ltd.: By Maverick Capital, Ltd, its Manager (05/26/2026)
- Maverick Long Enhanced Fund, Ltd.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Long Enhanced Fund, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Fund II, Ltd.: By Maverick Capital, Ltd, its Manager (05/26/2026)
- Maverick Fund II, Ltd.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Fund II, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Maverick Capital, Ltd.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Capital, Ltd.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
- Lee S. Ainslie III: /s/ Trevor Wiessmann*, Lee S. Ainslie III (05/26/2026)
- David B. Singer: /s/ Trevor Wiessmann**, David B. Singer (05/26/2026)
- Maverick Silicon, L.P.: By Maverick Capital Management, LLC, its General Partner (05/26/2026)
- Maverick Silicon, L.P.: /s/ Trevor Wiessmann*, By: Lee S. Ainslie III, Manager (05/26/2026)
Comment: *Under Power of Attorney dated March 15, 2018;
**Under Power of Attorney dated January 28, 2026